Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Subordinated Note Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, May 25, 2016 – Bank of Montreal (TSX:BMO) (NYSE:BMO) today announced a domestic public offering of $1.25 billion of subordinated notes (Non-Viability Contingent Capital (NVCC)) (the “Notes”) through its Canadian Medium-Term Note Program. The net proceeds from this offering will be used for general banking purposes.

The Notes bear interest at a fixed rate of 3.32 per cent per annum (paid semi-annually) until June 1, 2021, and at the three-month Bankers’ Acceptance Rate plus 2.16 per cent thereafter (paid quarterly) until their maturity on June 1, 2026. The expected closing date is May 31, 2016. BMO Capital Markets is acting as lead agent on the issue.

The Bank may, at its option, with the prior approval of the Office of the Superintendent of Financial Institutions Canada (the “Superintendent”), redeem the Notes on or after June 1, 2021, at par, in whole at any time or in part from time to time, on not less than 30 days’ and not more than 60 days’ notice to registered holders.

At any time on or after a Special Event Redemption Date prior to June 1, 2021, the Bank may, at its option, with the prior approval of the Superintendent, on giving not more than 60 nor less than 30 days’ notice to the registered holders of the Notes, redeem all (but not less than all) of the Notes at a redemption price that is equal to the greater of the Canada Yield Price and par, together in either case with accrued and unpaid interest to, but excluding, the date fixed for redemption.

The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction where such offer or solicitation would be unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto,

ralph.marranca@bmo.com

(416) 867-3996

Valerie Doucet, Montreal

valerie.doucet@bmo.com

(514) 877-8224

For Investor Relations Enquiries:

Lisa Hofstatter, Toronto

lisa.hofstatter@bmo.com

(416) 867-7019

Christine Viau, Toronto

christine.viau@bmo.com

(416) 867-6956

Internet: www.bmo.com

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